SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

O'Connor Fund of Funds: Aggregated Alpha Strategies LLC
(formerly, UBS Multi-Strat Fund, L.L.C.)
(Name of Issuer)

O'Connor Fund of Funds: Aggregated Alpha Strategies LLC
(Name of Person(s) Filing Statement)

Limited Liability Company Interests
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

James M. Hnilo, Esq.
UBS Alternative and Quantitative Investments LLC
One North Wacker Drive, 32nd Floor
Chicago, Illinois 60606
(312) 525-5000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Gary L. Granik, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York  10038
(212) 806-5400

September 19, 2012
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $23,000,000 (a)	Amount of Filing Fee: $2,635.80 (b)
(a)	Calculated as the aggregate maximum purchase price for limited liability company interests.
(b)	Calculated at 0.01146% of the Transaction Valuation.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ______________________________________________________________________
Form or Registration No.: ______________________________________________________________________
Filing Party: ________________________________________________________________________________
Date Filed: _________________________________________________________________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO relates to a tender offer by O'Connor Fund of Funds: Aggregated Alpha Strategies LLC (formerly, UBS Multi-Strat Fund, L.L.C.), a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), to purchase limited liability company interests (the "Interests").  Subject to the conditions set forth in the Offer to Purchase and related Letter of Transmittal (attached as Exhibit (a)(1)(ii) and Exhibit (a)(1)(iii), respectively), the Fund will purchase up to $23,000,000 in Interests that are tendered and not withdrawn prior to the end of the day on October 17, 2012, at 12:00 midnight, New York time, subject to any extensions of the Offer to Purchase.  The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference with respect to Items 1, 2, 4 through 9 and 11 of this Schedule TO.

ITEM 3.	Identity and Background of Filing Person.

(a)           The name of the filing person is O'Connor Fund of Funds: Aggregated Alpha Strategies LLC.  The principal executive office of the Fund and UBS Alternative and Quantitative Investments LLC (the "Adviser") is located at 677 Washington Boulevard, Stamford, Connecticut 06901 and the telephone number is (203) 719-1428.  The Fund's Executive Officers are: William J. Ferri, Principal Executive Officer; Nicholas J. Vagra, Principal Accounting Officer; and Frank S. Pluchino, Chief Compliance Officer.  The Fund's Directors are:  Virginia G. Breen; Meyer Feldberg; George W. Gowen; and Stephen H. Penman.  The address of the Fund's Executive Officers and Directors is c/o UBS Alternative and Quantitative Investments LLC, 677 Washington Boulevard, Stamford, Connecticut 06901.

ITEM 10.	Financial Statements.

(a)            (1)           Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to investors pursuant to Rule 30b1-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), and filed with the Securities and Exchange Commission (the "SEC") pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Audited financial statements for the year ended December 31, 2010, previously filed with the SEC on Form N-CSR on March 11, 2011;

Audited financial statements for the year ended December 31, 2011, previously filed with the SEC on Form N-CSR on March 5, 2012; and

Unaudited financial statements for the six-month period ended June 30, 2012, previously filed with the SEC on Form N-CSR on September 5, 2012.

                 (2)           The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended.  The Fund does not have shares, and consequently does not have earnings per share information.

                 (3)           Not applicable.

                 (4)           The Fund does not have shares, and consequently does not have book value per share information.

(b)           The Fund's assets will be reduced by the amount of the Interests purchased in the tender offer.  Thus, income relative to assets may be affected by the tender offer.  The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 12.	Exhibits.

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Notice of Withdrawal of Tender.

(a)(1)(v)	Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender.

(a)(2)-(5)	Not applicable.

(b)-(h)	Not applicable.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

O'CONNOR FUND OF FUNDS: AGGREGATED ALPHA STRATEGIES LLC

By:	/s/ Nicholas J. Vagra
Name: Nicholas J. Vagra
Title: Authorized Signatory

September 19, 2012

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Notice of Withdrawal of Tender.

(a)(1)(v)	Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender.

(a)(2)-(5)	Not applicable.

(b)-(h)	Not applicable.